EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-1 No. 333-197508) and related Prospectus of Joymain International Development Group Inc. for the registration of 172,000,000 shares of its common stock and to the incorporation by reference therein of our report dated July 1, 2014 (which contains an explanatory paragraph describing the conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) with respect to the financial statements of Joymain International Development Group Inc. included in its Annual Report (Form 10-K) for the year ended April 30, 2014, filed with the Securities and Exchange Commission.

/s/ RBSM LLP

New York, NY
July 29, 2014